ORGANIGRAM HOLDINGS INC.

Interim Condensed Consolidated Financial Statements

As at February 28, 2018

April 24, 2018

Management’s Responsibility for the Financial Statements

The accompanying condensed consolidated interim financial statements of OrganiGram Holdings Inc. have been prepared by the Company’s management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Greg Engel’	(signed) ‘Paolo De Luca, CPA, CA’

Chief Executive Officer	Chief Financial Officer

Moncton, New Brunswick	Moncton, New Brunswick

OrganiGram Holdings Inc.
Condensed Consolidated Interim Statements of Financial Position
As at February 28, 2018 and August 31, 2017
(Unaudited - in Canadian dollars)

	February 28,	August 31,
	2018	2017 (Note 20)

Assets

Current Assets
Cash	$53,718,231	$1,957,370
Short term investments (Note 4)	124,200,000	32,000,000
Accounts receivable (Note 5)	3,017,240	4,072,871
Biological assets (Note 6)	4,601,241	2,779,946
Inventories (Note 7)	8,710,411	2,625,858
Prepaid expenses (Note 11 and Note 19)	1,731,020	1,230,239
	195,978,143	44,666,284

Property, plant and equipment (Note 8)	69,940,060	45,346,206
Deferred charges (Note 11 and Note 19)	701,886	467,490
Goodwill (Note 20)	2,154,761	2,154,761
	$268,774,850	$92,634,742
Liabilities

Current Liabilities
Accounts payable and accrued liabilities	$11,708,625	$6,258,341
Current portion of long term debt (Note 9)	397,558	389,816
	12,106,183	6,648,157

Long-term debt (Note 9)	3,085,227	3,128,490
Unsecured convertible debentures (Note 10)	92,804,684	-
	107,996,094	9,776,647
Shareholders' Equity

Share capital (Note 11)	152,398,027	99,531,488
Reserve for options and warrants (Notes 11)	28,459,505	3,081,293
Accumulated deficit	(20,078,776)	(19,754,686)
	160,778,756	82,858,095
	$268,774,850	$92,634,742

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

OrganiGram Holdings Inc.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

	3-Months Ended		6-Months Ended
	February 28		February 28
	2018	2017	2018	2017
Revenue
Sales	$3,219,302	$1,445,180	$5,906,208	$3,675,851
Sales recovery (returns) (Note 16)	469,471	(2,026,349)	468,904	(2,026,349)
Net sales	3,688,773	(581,169)	6,375,112	1,649,502

Cost of sales	1,363,150	941,939	2,698,395	1,629,200
Indirect production (Note 17)	187,038	2,087,250	642,014	2,178,734
	2,138,585	(3,610,358)	3,034,703	(2,158,432)
Fair value adjustment to biological assets and inventories and net realizable value reduction to inventories	4,384,211	(366,986)	5,105,978	(1,056,021)
Gross margin	6,522,796	(3,977,344)	8,140,681	(3,214,453)

Expenses
General and administrative (Note 18)	2,002,018	914,444	3,187,000	1,454,699
Sales and marketing	1,146,685	704,571	2,279,529	1,372,491
Share-based compensation	1,153,625	291,395	1,899,248	565,114

Total expenses	4,302,328	1,910,410	7,365,777	3,392,304

Income (loss) from operations	2,220,468	(5,887,754)	774,904	(6,606,757)

Financing costs	1,429,015	62,980	1,479,856	163,938
Investment income	(286,233)	(195,519)	(380,862)	(259,933)
Net income (loss) and comprehensive income (loss)	$1,077,686	$(5,755,215)	$(324,090)	$(6,510,762)

Weighted-average number of shares, basic	121,497,486	97,082,387	113,078,011	91,965,738

Net income (loss) per common share, basic (Note 11(vi))	$0.009	$(0.059)	$(0.003)	$(0.071)

Weighted-average number of shares, diluted	131,933,767	97,082,387	113,078,011	91,965,738

Net income (loss) per common share, diluted (Note 11(vi))	$0.008	$(0.059)	$(0.003)	$(0.071)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

OrganiGram Holdings Inc.
Condensed Consolidated Interim Statements of Changes in Equity
For the six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

			Reserve for
	Number of		Options and	Accumulated	Shareholders'
	Shares	Share Capital	Warrants	Deficit	Equity
	#	$	$	$	$

Balance - September 1, 2016	84,685,102	$50,958,174	$2,167,127	$(8,865,009)	$44,260,292
Share - based compensation (Note 11 (v))	-	-	544,760	-	544,760
Share - based payments (Note 11 (iii))	508,118	720,678	-	-	720,678
Exercise of stock options (Note 11 (iii))	196,113	266,799	(97,481)	-	169,318
Exercise of warrants (Note 11 (iv))	2,245,914	3,220,115	(258,424)	-	2,961,691
Exercise of units	42,583	29,808	-	-	29,808
Exercise of debentures (Note 11 (iii))	2,071,425	2,899,995	-	-	2,899,995
Equity financing (Note 11 (iii))	11,339,000	40,253,450	-	-	40,253,450
Share issue costs	-	(2,611,617)	-	-	(2,611,617)
Net loss and comprehensive loss	-	-	-	(6,510,762)	(6,510,762)
Balance - February 28, 2017	101,088,255	$95,737,402	$2,355,982	$(15,375,771)	$82,717,614

Balance - September 1, 2017	103,521,404	$99,531,488	$3,081,293	$(19,754,686)	$82,858,095
Share - based compensation (Note 11 (v))	-	-	2,194,745	-	2,194,745
Share - based payments (Note 11 (iii))	50,000	143,500	-	-	143,500
Exercise of stock options (Note 11 (iii))	235,883	521,052	(176,099)	-	344,953
Exercise of warrants (Note 11 (iv))	4,313,837	6,607,617	(722,268)	-	5,885,349
Equity financing (Note 11 (iii))	16,428,572	48,710,716	25,694,287	-	74,405,003
Equity financing issue costs (Note 11 (iii))	-	(3,116,346)	(562,308)	-	(3,678,654)
Convertible debenture issue costs (Note 11 (iii))	-	-	(1,050,145)	-	(1,050,145)
Net loss and comprehensive loss	-	-	-	(324,090)	(324,090)
Balance - February 28, 2018	124,549,696	$152,398,027	$28,459,505	$(20,078,776)	$160,778,756

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

OrganiGram Holdings Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

	February 28	February 28
	2018	2017

Cash Provided (Used)

Operating Activities:

Net loss and comprehensive loss	$(324,090)	$(6,510,762)

Items not affecting cash
Share based compensation (Note 11)	1,899,248	565,114
(Gain) loss on disposal of property, plant and equipment (Note 8)	(938)	442,958
Amortization of deferred financing	4,440	1,249
Fair value adjustment to biological assets	446,456	(99,456)
Depreciation (Note 8)	1,103,484	665,794
Amortization of convertible debenture discount (Note 10)	590,518	-
Amortization of convertible debenture issue costs (Note 10)	212,863	-
Financing costs	672,035	162,689
Investment income	(380,862)	(259,933)
Net change in accounts receivable	1,055,631	(908,928)
Net change in biological assets	(2,267,751)	(462,385)
Net change in inventories	(6,084,553)	1,280,542
Net change in accounts payable and accrued liabilities	5,531,784	2,741,536
Net change in prepaid expenses	(377,677)	(154,582)
	2,080,588	(2,536,164)

Financing Activities:

Proceeds from share issuance (Note 11)	57,500,002	40,253,450
Proceeds from convertible debenture issuance (Note 10)	115,000,000	-
Payment of share issue costs (Note 10)	(4,728,799)	(2,611,617)
Payment of convertible debenture issue costs (Note 10)	(6,093,697)	-
Payment of long-term debt (Note 9)	(199,117)	(1,153,370)
Proceeds from long-term debt (Note 9)	159,159	204,398
Stock options, warrants and units exercised (Note 11)	6,230,303	3,160,818
Financing costs	(672,035)	(162,689)
	167,195,816	39,690,990

Investing Activites:

Purchase of short-term investments (Note 4)	(124,200,000)	(36,000,000)
Proceeds from short-term investments	32,000,000	4,500,000
Investment income	380,862	259,933
Proceeds on sale of property, plant and equipment (Note 8)	14,790	254,157
Acquisition of property, plant and equipment (Note 8)	(25,711,195)	(14,698,040)
	(117,515,543)	(45,683,950)

Cash Provided (Used)	51,760,861	(8,529,124)

Cash Position
Beginning of period	$1,957,370	$9,857,637
End of period	$53,718,231	$1,328,513

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

1.	Nature of Operations

OrganiGram Holdings Inc. (“OHI” or the "Company"), is a publicly traded corporation, a Tier II issuer, on the TSX-V with its common shares trading under the symbol “OGI-V”. The address of the registered office of OHI is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s subsidiaries are Organigram Inc. (“OGI”), a Licensed Medical Marijuana Producer as regulated by Health Canada under the Marihuana Medical Access Regulations (“MMAR”) of the Government of Canada, and Trauma Healing Centers Incorporated (“THC”), offering a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

OGI was incorporated, under the laws of the Province of New Brunswick, Canada, on March 1, 2013. THC was incorporated under the Canada Business Corporations Act on September 23, 2014. OHI is a federally incorporated company under the Canada Business Corporations Act.

2.	Basis of Preparation

(i)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The accounting policies applied are consistent with those applied in the annual consolidated financial statements with the exception of those described in note 3.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on April 23, 2018.

(ii)	Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, which are measured at fair value.

(iii)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency.

(iv)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and subsidiaries, OGI and THC, on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

3.	Significant Accounting Policies

Compound Instruments

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible debentures are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debentures using the effective interest method.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. No borrowing costs were capitalized during the periods presented.

All other borrowing costs are recognized in profit or loss in the period which they are incurred.

Effective Interest Method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

i)	New standards and interpretations adopted

Disclosure Initiative (Amendments to IAS 7)
This amendment was issued on December 18, 2014. The amendment requires entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

Amendments to IAS 12 – Income Taxes
This amendment provides clarity on recognition of deferred tax assets for unrealized losses to address diversity in practice. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

ii)	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The Company’s critical accounting estimates and judgements are disclosed in note 3 of its annual consolidated financial statements for the year ended August 31, 2017, with the exception of the following:

Compound Instruments

In calculating the fair value allocation between the liability component and the equity component of the Company’s unsecured convertible debentures (compound instruments), the Company was required to make estimates and use judgment in determining an appropriate discount rate on the debentures to arrive at a fair value. The identification of convertible debentures’ components is based on interpretation of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of interest on the liability component. The determination of fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

iii)	New and amended standards issued but not yet effective

IFRS 2 - Share-based Payments
The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018.

IFRS 9 – Financial Instruments
A finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement has been issued and is effective for annual periods beginning on or after January 1, 2018. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition. This new standard supersedes all prior versions of IFRS 9.

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, and must be applied retrospectively. Early adoption is permitted.

IFRS 16 – Leases
In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”), which establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019.

Management of the Company is in the process of evaluating these standards and currently the impact of their adoption on the Company’s financial reporting, if any, is unknown.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

4.	Short Term Investments

The Company’s short-term investments included the following on February 28, 2018 and August 31, 2017:

		February 28,	August 31,
		2018	2017
Description	Interest %
Maturing December 22, 2017, redeemed	1.19%	$-	$2,000,000
Maturing December 22, 2017, redeemed	1.19%	-	5,000,000
Maturing December 27, 2017, redeemed	1.20%	-	5,000,000
Maturing December 28, 2017, matured	1.46%	-	20,000,000
Maturing December 21, 2018	Prime -2.15%	10,000,000	-
Maturing December 21, 2018	Prime -2.15%	10,000,000	-
Maturing December 21, 2018	Prime -2.15%	5,000,000	-
Maturing January 30, 2019	1.45%	90,000,000	-
Maturing February 25, 2019	1.45%	9,200,000	-
		$124,200,000	$32,000,000

All short-term investments are guaranteed investment certificates with a Schedule I bank, which are redeemable prior to maturity.

5.	Accounts Receivable

The Company’s accounts receivable included the following as of February 28, 2018 and August 31, 2017:

	February 28,	August 31,
	2018	2017

Trade receivables	$995,000	$489,576
Harmonized sales taxes receivable	1,642,404	3,065,893
Accrued investment income	171,785	318,494
Government programs	72,000	48,000
Rental property	62,948	36,019
Other accounts receivable	73,103	114,889
	$3,017,240	$4,072,871

Included in other accounts receivable is a $75,000 (August 31, 2017 - $100,000) promissory note bearing interest at 3% and repayable on demand.

6.	Biological Assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related period.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

The changes in the carrying value of biological assets for the three-month and six-month periods ended February 28, 2018 are as follows:

	Other
	biological assets	Cannabis on plants	Total

Carrying amount, August 31, 2017	$6,050	$2,773,896	$2,779,946

Add (less) net production costs	44,544	3,955,107	3,999,651

Net change in fair value less costs to sell due to biological transformation	-	446,456	446,456

Transferred to inventory upon harvest	-	(2,624,812)	(2,624,812)
Carrying amount, February 28, 2018	$50,594	$4,550,647	$4,601,241

	Other
	biological assets	Cannabis on plants	Total

Carrying amount, August 31, 2017	$6,050	$2,773,896	$2,779,946

Add (less) net production costs	(1,390)	1,730,607	1,729,217

Net change in fair value less costs to sell due to biological transformation	-	(209,142)	(209,142)

Transferred to inventory upon harvest	-	(1,377,348)	(1,377,348)
Carrying amount, November 30, 2017	$4,660	$2,918,013	$2,922,673

Add (less) net production costs	45,934	$2,224,500	2,270,434

Net change in fair value less costs to sell due to biological transformation	-	655,598	- 655,598

Transferred to inventory upon harvest	-	(1,247,464)	(1,247,464)
Carrying amount, February 28, 2018	$50,594	$4,550,647	$4,601,241

All biological assets are presented as current assets on the balance sheet. The significant assumptions used in determining the fair value of cannabis on plants include:

i.	Wastage of plants based on their various stages of growth;

ii.	Yield by plant;

iii.	Percentage of costs incurred to date compared to the total costs expected to be incurred; are used to estimate the fair value of an in-process plant;

iv.	Percentage of costs incurred for each stage of plant growth.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of February 28, 2018, it is expected that the Company’s biological assets will yield 2,691,113 grams (August 31, 2017 – 843,522 grams) of cannabis when harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

7.	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

Cost of sales includes the actual cost of production which includes direct expenses such as labor, materials, utilities, as well as overhead related to production and depreciation of manufacturing assets. The fair value adjustments added to the harvested cost prior to being transferred from biological assets to inventories are not charged to cost of sales but charged to fair value adjustments on biological assets and inventories on the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

The Company’s inventory assets include the following as of February 28, 2018 and August 31, 2017:

	February 28,	August 31,
	2018	2017

Dry Cannabis
Work-in-process	$874,775	$351,292
Finished Goods	5,050,247	1,278,817

Cannabis oil
Work-in-process	1,227,710	474,408
Finished Goods	1,124,978	277,363
Packaging and supplies	432,701	243,978
	$8,710,411	$2,625,858

Dry cannabis inventory consists of 1,004,607 grams as of February 28, 2018 (August 31, 2017 – 299,116 grams). Cannabis oil consists of 1,296,102 ml as of February 28, 2018 (August 31, 2017 – 410,342 ml).

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

8.	Property, Plant and Equipment

			Construction	Growing
	Land	Buildings	in Process	Equipment	Other	Total

At August 31, 2016
Cost	$327,500	$6,767,771	$-	$5,862,554	$1,515,582	$14,473,407
Accumulated depreciation	-	(396,104)	-	(521,175)	(341,116)	(1,258,395)
	$327,500	$6,371,667	$-	$5,341,379	$1,174,466	$13,215,012

Six-months ended February 28, 2017
Acquisitions	$502,500	$7,691,413	$6,437,624	$849,374	$162,510	$15,643,421
Depreciation	-	(215,967)	-	(303,476)	(146,351)	(665,794)
Book value of disposals	-	(1,018,077)	-	(829,393)	-	(1,847,470)
Depreciation on disposal	-	72,693	-	132,278	-	204,971
	$830,000	$12,901,729	$6,437,624	$5,190,162	$1,190,625	$26,550,140

At February 28, 2017
Cost	$830,000	$13,441,107	$6,437,624	$5,882,535	$1,678,092	$28,269,358
Accumulated depreciation	-	(539,378)	-	(692,373)	(487,467)	(1,719,218)
	$830,000	$12,901,729	$6,437,624	$5,190,162	$1,190,625	$26,550,140

At August 31, 2017
Cost	$1,439,545	$14,149,909	$22,199,660	$7,908,236	$2,251,546	$47,948,896
Accumulated depreciation	-	(816,132)	-	(1,113,688)	(672,870)	(2,602,690)
	$1,439,545	$13,333,777	$22,199,660	$6,794,548	$1,578,676	$45,346,206

Six-months ended February 28, 2018
Acquisitions	$99,000	$2,206,197	$21,501,981	$1,577,105	$326,912	$25,711,195
Depreciation	-	(409,077)	-	(475,878)	(218,529)	(1,103,484)
Construction completed	-	13,129,855	(18,703,838)	5,550,064	23,919	-
Book value of disposals	-	-	-	(9,550)	(5,364)	(14,914)
Depreciation on disposal	-	-	-	1,273	(218)	1,055
	$1,538,545	$28,260,752	$24,997,803	$13,437,562	$1,705,396	$69,940,058

At February 28, 2018
Cost	$1,538,545	$29,485,961	$24,997,803	$15,025,855	$2,649,623	$73,697,787
Accumulated depreciation		(1,225,209)	-	(1,588,293)	(944,225)	(3,757,727)
	$1,538,545	$28,260,752	$24,997,803	$13,437,562	$1,705,398	$69,940,060

During the six-month period ending February 28, 2018, there were additions of $25,711,195 in property, plant and equipment (six-months ended February 28, 2017 - $15,643,421). Included in the additions was the purchase of land and building located adjacent to the Company’s property, located at 55 English Drive for a purchase price of $2,000,000. Of the purchase price, $99,000 was located to land and the remainder to building. During the period, the expansion at 320 Edinburgh Drive was completed consisting of 23 additional growing rooms and supporting infrastructure. Of those 23 rooms, six were transferred into operation from construction in process prior to February 28, 2018. The remaining growing rooms remained in construction in process until they began production in March and April. The remaining capital purchases during the six-month period ending February 28, 2018 relate to the expansion of the facility located at 35 English Drive and other ongoing projects.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

9.	Long-term debt

	February 28,	August 31,
	2018	2017

Farm Credit Canada credit facility - maturing December 1, 2019 with a 10 year amortization
6.20%)	$1,851,150	$1,959,564
Farm Credit Canada - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.60%)	1,256,739	1,317,818
Business Development Loan - matured May 31, 2017, bearing interest at an interest rate of 7%	-	29,625
Atlantic Canada Opportunities Agency - Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	421,458	262,300
Deferred financing	(46,562)	(51,001)
	3,482,785	3,518,306
Less: current portion of long term debt	(397,558)	(389,816)
Long-term portion	$3,085,227	$3,128,490

The FCC loans are secured by a first charge on 35 English Drive and all of the Company’s other assets. The Company was in compliance with all covenants at February 28, 2018. Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2018	$189,292
2019	423,703
2020	445,286
2021	472,072
2022	438,085
Total	$1,968,438

10.	Unsecured convertible debentures

The Company’s balance of unsecured convertible debentures include the following as at February 28, 2018 and August 31, 2017:

	February 28,	August 31,
	2018	2017

Convertible Debentures - 6.00%	$92,804,684	$-

Balance	$92,804,684	$-

On January 31, 2018, $115,000,000 of unsecured convertible debentures were issued. Each convertible debenture has a maturity date of January 31, 2020 (the "maturity date") and bears interest from the date of closing at 6.00% per annum, payable semi-annually on June 30 and December 31 of each year commencing on June 30, 2018. Each convertible debenture is convertible, at the option of the holder, into common shares of the Company ("common shares") at any time prior to the close of business on the earlier of: (i) the business day immediately preceding the maturity date, and (ii) if subject to redemption in the event of a change of control, the business day immediately preceding the payment date, at a conversion price of $5.42 per common share (the "conversion price"), subject to adjustment in certain events and to forced conversion by the Company in accordance with the indenture governing the convertible debentures. The Company may force conversion of the aggregate principal amount of the then outstanding convertible debentures at the conversion price on not less than 30 days' notice should the daily volume weighted average trading price of the common shares be greater than $7.05 for any 10 consecutive trading days.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

The Company allocated the gross proceeds from issuance between the estimated fair value of the debt and equity components using the residual method. The Company used an effective annualized discount rate of 15.3%, which resulted in valuation of the debt component before issue costs at $98,095,000 and the equity component at $16,905,000.

The debt component is measured at amortized cost. The balance of the debt component as at February 28, 2018 and August 31, 2017 consists of the following:

	February 28,	August 31,
	2018	2017

Debentures - maturing January 30, 2020 bearing interest upon maturity at an interest rate of 6.00%	$115,000,000	$-
Less: allocation to reserve for options and warrants for debenture discount	(16,905,000)	-
Amortization of debenture discount	590,518	-
Less: issue costs	(6,093,697)	-
Amortization of issue costs	212,863	-
	92,804,684	-
Less: current portion of debentures	-	-
Long-term portion	$92,804,684	$-

11.	Share Capital

(i)	Authorized share capital

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(ii)	Issued share capital

As at February 28, 2018, the Company’s issued and outstanding share capital consisted of 124,549,696 (August 31, 2017 – 103,521,404) common shares with a stated value of $150,785,574 (August 31, 2017 - $99,531,488).

(iii)	Issuances of share capital

Share-based payments

On October 12, 2016, the Company issued 437,957 common shares at a share price of $1.37 as share consideration to TGS International LLC (“TGS”) in exchange for a trademark licensing agreement valued at $600,001. As per the terms of the agreement, the shares were released to TGS according to an escrow schedule related to certain calendar and operational milestones. At February 28, 2018, the Company has recorded the current portion of the fee of $133,334 as a prepaid expense, and the long-term portion of the fee of $466,667 as a deferred charge on the condensed consolidated interim statements of financial position. For the three-month period ending February 28, 2018, $33,333 (February 28, 2017 - $nil) has been amortized to share-based compensation. For the six-month period ending February 28, 2018, $66,667 (February 28, 2017 - $nil) has been amortized to share-based compensation.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

On November 1, 2016, the Company issued 70,161 common shares at a share price of $1.72 as share consideration to XIB Consulting Inc. for consulting services performed and recognized an expense of $120,677 as share-based compensation during the six-month period ending February 28, 2017 ($nil for the three-month periods ended February 28, 2018 and 2017 and the six-month period ended February 28, 2018).

On October 23, 2017, the Company issued 50,000 common shares at a share price of $2.87 as share consideration to a cannabis consultant for services performed and recognized an expense to share-based compensation of $28,700 during the six-month period ending February 28, 2018 ($nil for the three-month periods ended February 28, 2018 and 2017 and the six-month period ended February 28, 2017). To date, the Company has recognized total share based compensation of $143,500 under this contract.

Exercise of stock options

During the three-month period ending February 28, 2018, 53,933 (February 28, 2017 – 76,083) share options were exercised at an average exercise price of $1.80 (February 28, 2017 - $0.98) for a value of $153,182 (February 28, 2017 - $126,989) to share capital and a decrease to the reserve for options of $55,850 (February 28, 2017 - $52,607).

During the six-month period ending February 28, 2018, 235,883 (February 28, 2017 – 196,113) share options were exercised at an average exercise price of $1.46 (February 28, 2017 - $0.86) for a value of $521,052 (February 28, 2017 - $266,799) to share capital and a decrease to the reserve for options of $176,099 (February 28, 2017 - $97,481).

Conversion of debentures

On October 25, 2016, the Company issued 2,071,425 common shares at a price per share of $1.40 as conversion of convertible debentures issued on November 27, 2015 for a value of $2,899,995 to share capital.

Equity financing

On December 7, 2016, the Company issued 11,339,000 common shares by way of a bought deal at $3.55 per share for a total gross consideration of $40,253,450 to share capital.

Unit financing

On December 18, 2017, the Company issued 16,428,572 units by way of a bought deal at $3.50 per unit share for a total gross consideration of $48,710,716 to share capital and an increase of $8,789,286 to the reserve for options and warrants. Each unit consists of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019. Total issue cost was $3,678,654 with $3,116,346 charged to share capital and the remaining $562,308 charged to the reserve for options and warrants. These warrants are measured at fair value at the date of grant. In determining the amount of reserve for the warrants, the Company used the Black-Scholes option pricing model to establish the fair value of warrants granted using the following assumptions:

	February 28,	February 28,
	2018	2017
Risk free interest rate %	1.6	-
Expected life of warrants (years)	1.5	-
Expected annualized volatility %	64.6	-
Expected dividend yield %	-	-

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

Convertible debenture financing

On January 31, 2018, 115,000 convertible debentures were sold at a price of $1,000 per convertible debenture, for aggregate gross proceeds of $115,000,000, resulting in an increase to the reserve for options and warrants of $16,905,000, during the three-month and six-month periods ending February 28, 2018, related to the embedded conversion feature in the convertible debenture (see note 10). Total issue cost was $7,143,842 with $6,093,697 charged to the debenture liability and the remaining $1,050,145 charged to the reserve for options and warrants.

(iv)	Warrants

During the three-month period ending February 28, 2018, 1,833,575 (February 28, 2017 – 123,500) warrants were exercised at an average price of $1.37 (February 28, 2017 - $1.38) for a value of $2,785,151 (February 28, 2017 - $181,543) to share capital and a decrease to the reserve for warrants of $280,415 (February 28, 2017 - $11,119).

During the six-month period ending February 28, 2018, 4,313,837 (February 28, 2017 – 2,245,914) warrants were exercised at an average price of $1.37 (February 28, 2017 - $1.31) for a value of $6,607,617 (February 28, 2017 $3,220,115) to share capital and a decrease to the reserve for warrants of $722,268 (February 28, 2017 - $258,424).

The change in the number of warrants outstanding during the period is as follows:

		Weighted Average
	Number	Exercise Price
Balance - September 1, 2017	4,328,625	$1.30
Exercised/Released	(2,480,262)	$1.37
Balance - November 30, 2017	1,848,363	$1.21
Granted	8,214,286	$4.00
Exercised/Released	(1,833,575)	$1.37
Expired	(125,437)	$1.35
Balance - February 28, 2018	8,103,637	$4.00

(v)	Share-based compensation

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

The Company also issues stock options to third parties in exchange for services.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

The change in the options outstanding during the period is as follows:

		Weighted Average
	Number	Exercise Price
Balance - September 1, 2017	6,352,049	$1.48
Granted	226,648	$2.70
Exercised	(181,950)	$1.36
Cancelled / Forfeited	(66,450)	$1.25
Balance - November 30, 2017	6,330,297	$1.53
Granted	1,470,000	$3.84
Exercised	(53,933)	$1.80
Cancelled / Forfeited	(50,400)	$3.10
Balance - February 28, 2018	7,695,964	$1.96

Options outstanding have exercise prices that range from $0.30 to $5.50 with a weighted average remaining life of 8 years. Total share-based compensation expense for the three-month period ending February 28, 2018 was $1,153,625 (three-month period ending February 28, 2017 – $291,395) of which, $1,050,744 related to the Company’s stock option plan. Total share-based compensation expense for the six-month period ending February 28, 2018 was $1,899,248 (six-month period ending February 28, 2017 – $565,114) of which, $1,639,089 related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted year-to-date by applying the following assumptions:

	February 28,	February 28,
	2018	2017
Risk free interest rate %	1.58-2.22	0.55 - 1.45
Expected like of options (years)	4.99 - 6.50	0.54 - 8.00
Expected annualized volatility %	62.1 - 66.2	56.6 - 83.91
Expected dividend yield %	-	-

Volatility was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

(vi)	Income (loss) per share

Basic income (loss) per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the periods.

Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

The calculations of basic and diluted earnings per share for the three-month and six-month periods ending February 28, 2018 and 2017 are reflected in the table below.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

	3-Months Ended		6-Months Ended
	February 28		February 28
	2018	2017	2018	2017

Basic earnings per Share

Net income (loss)	$1,077,686	$(5,755,215)	$(324,090)	$(6,510,762)

Weighted average number of common shares outstanding during the period	121,497,486	97,082,387	113,078,011	91,965,738

Earnings (loss) per share, basic	$0.009	$(0.059)	$(0.003)	$(0.071)

Diluted earnings per Share

Net income (loss)	$1,077,686	$(5,755,215)	$(324,090)	$(6,510,762)

Weighted average number of common shares outstanding during the period	121,497,486	97,082,387	113,078,011	91,965,738
Dilution adjustments:
Stock options (weighted average)	6,097,816	-	-	-
Warrants (weighted average)	4,338,466	-	-	-
Diluted weighted average number of shares outstanding	131,933,767	97,082,387	113,078,011	91,965,738

Earnings (loss) per share, diluted	$0.008	$(0.059)	$(0.003)	$(0.071)

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and six-months ended February 28, 2018 and 2017 because their effect would have been anti-dilutive:

	3-Months Ended		6-Months Ended
	February 28		February 28
	2018	2017	2018	2017

Stock Options	445,000	4,768,849	445,000	4,768,849
Warrants	-	6,044,391	-	6,044,391
Convertibles	21,217,712	-	21,217,712	-
	21,662,712	10,813,240	21,662,712	10,813,240

12.	Related Party Transactions

(i)	Transactions and balances with related entities

Certain directors, management, and other related parties controlled by directors of the Company were issued convertible debentures as part of a November 27, 2015 private placement. The convertible debentures carried a 6.75% interest rate and were to expire on December 31, 2018. During the six-month period ended February 28, 2017, these debentures were converted into 110,713 common shares.

(ii)	Management and Board compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. For the three-month period ended February 28, 2018, the Company’s expenses included $442,978 (three-months ended February 28, 2017 - $198,675) for salary and/or consulting fees paid to key management personnel. In addition, 1,295,000 options (three-months ended February 28, 2017 – nil) were granted during the three-month period ended February 28, 2018 to key management personnel at an average exercise price of $3.76 (three-months ended February 28, 2017 - $nil). For the six-month period ended February 28, 2018, the Company’s expenses included $809,901 (six-months ended February 28, 2017 - $365,773) for salary and/or consulting fees paid to key management personnel. In addition, 1,461,648 options (six-months ended February 28, 2017 – 835,600) were granted during the six-month period ended February 28, 2018 to key management personnel at an average exercise price of $3.63 (three-months ended February 28, 2017 - $1.42) .

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

13.	Capital Management

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, unsecured convertible debentures and accumulated deficit, which is disclosed in the February 28, 2018 condensed consolidated interim statements of financial position as $256,373,401 (August 31, 2017 - $86,549,368).

The Company manages its capital structure and makes adjustments to it, based on funds available to the Company, in order to fund its start-up costs and the purchase and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change in how the Company defines or manages capital in the year.

14.	Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, long-term debt and unsecured convertible debentures. The carrying values of these financial instruments approximate fair value.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, long-term debt, and unsecured debentures are classified as level 2 measurements. During the year, there were no transfers of amounts between Level 1, 2 and 3.

15.	Financial Risk Factors

The Company is exposed to various risks through its financial instruments, as follows:

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

(i)

Credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $180,935,471 of cash, short term investments and accounts receivable on the balance sheet.

As of February 28, 2018, and August 31, 2017, the Company’s aging of trade receivables (net of a provision for doubtful accounts) was approximately as follows:

	February 28	August 31,
	2018	2017

0-60 days	$526,472	$400,204
61-120 days	468,528	89,372
Total	$995,000	$489,576

The Company had a provision for doubtful accounts of $38,173 at February 28, 2018 ($13,613 – August 31, 2017).

Included in other accounts receivable at February 28, 2018 is a secured promissory note receivable of $75,000 (August 31, 2017 - $100,000) bearing interest at 3% and payable on demand.

(ii)

Liquidity risk - The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At February 28, 2018, the Company had $53,718,231 (August 31, 2017 – $1,957,370) of cash and working capital of $183,871,960 (August 31, 2017 - $38,018,128).

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying	Contractual	Fiscal	Fiscal	Fiscal
	Amount	Cash Flows	2018	2019-2021	2021-2022

Accounts payable and accrued liabilities	$11,708,625	$11,708,625	$11,708,625	$-	$-

Long-term debt	3,482,785	3,482,785	189,292	868,989	910,157

Unsecured converible debentures	92,804,684	115,000,000	-	115,000,000	-

Interest payments	-	-	3,544,500	10,100,954	226,999
	$107,996,094	$130,191,410	$15,442,417	$125,969,943	$1,137,157

(iii)	Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at February 28, 2018 pursuant to the variable rate loans described in Note 9. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $31,079per year.

16.	Sales Recovery (returns)

The sales recovery (returns) for the three-month period ending February 28, 2018 was a net recovery of $469,471 (February 28, 2017 – $2,026,349 net return) due to unused credits previously issued through a client credit program of $470,931 which expired on March 6, 2018. The sales recovery (returns) for the six-month period ending February 28, 2018 was a net recovery of $468,904 (February 28, 2017 – $2,026,349 net return).

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

17.	Indirect Production

The production cost of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. For the three-month period ending February 28, 2018, the Company expensed $187,038 (February 28, 2017 – $2,087,250) as indirect production. The $2,087,250 in indirect production for the three-month period ending February 28, 2017 included a $1,307,708 write-down of inventories due to a voluntary recall of product. For the six-month period ending February 28, 2018, $642,014 (February 28, 2017 – $2,178,734) was expensed as indirect production.

18.	General and Administrative Expenses

	3-Months Ended		6-Months Ended
	February 28		February 28
	2018	2017	2018	2017

Wages and benefits	$735,337	$412,025	$1,303,631	$708,467
Office and general	853,518	266,645	1,142,778	349,895
Professional fees	150,499	94,496	266,784	165,635
Depreciation and amortization	179,278	108,874	329,156	164,740
Travel and accommodation	66,105	23,766	121,047	45,744
Utilities	17,281	8,638	23,604	20,218
Total general and administrative expenses	$2,002,018	$914,444	$3,187,000	$1,454,699

19.	Licensing and Endorsement Agreement

On October 4, 2016, the Company entered into a Licensing and Endorsement Agreement with Swear Net Inc. (the Trailer Park Boys “TPB”) for an exclusive product and branding partnership. In exchange for services, OGI paid $100,000 in cash and issued 150,000 options at a strike price of $1.52 per share. At February 28, 2018, the Company has recorded the current portion of the fee of $172,913 as a prepaid expense and the long-term portion of the fee of $188,360 in deferred charges on the condensed consolidated interim statements of financial position. The fee will be recognized over the life of the agreement of five years as services are delivered. For the three-month period ending February 28, 2018, $18,228 (February 28, 2017 - $5,472) has been amortized to share-based compensation. For the six-month period ending February 28, 2018, $83,229 (February 28, 2017 - $9,120) has been amortized to share-based compensation.

Under the agreement, OGI must issue an additional 350,000 in options at a price of $1.52 in accordance with certain conditions being met and a royalty payment of 4% of gross revenues generated specifically from the sales and promotion of certain products as set out in the agreement. As of February 28, 2018, these conditions have not been met.

20.	Acquisition of Trauma Healing Centers

On June 1, 2017, the Company acquired 100% of the issued and outstanding shares of Trauma Healing Centers Incorporated (“THC”) for a purchase price of $1.5 million, funded through the issuance of 646,134 common shares of the Company at a value of $2.36 per share. Had this business combination been effective September 1, 2016, the net sales of the Company would have been $6,292,894 and net loss and comprehensive loss would have been $11,001,803 for the year ended August 31, 2017.

OrganiGram Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six-months ended February 28, 2018 and 2017
(Unaudited - in Canadian dollars)

THC offers a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

The following table summarizes the preliminary purchase price allocation:

Fair value of business acquired	June 1, 2017
Cash	$114,705
Trade and other receivables	87,237
Other current assets	20,755
Prepaid expenses	4,182
Property, plant and equipment	94,096
Goodwill	2,154,761
Trade and other payables	(252,527)
Long-term debt	(698,333)
$1,524,876

The initial purchase price allocation for the acquisition of the shares of THC is preliminary and will be finalized in the upcoming quarters. As a result, the excess of the purchase price over the fair value of THC’s net assets, which has been allocated to goodwill, may be adjusted retrospectively in future reporting periods once management approves the finalized valuation of intangible assets.

21.	Subsequent Events

(i)	Issuance of stock options

On March 1, 2018, the Company has issued 5,000 employee options to purchase 5,000 common shares of the Company, to employees of OGI, at an exercise price of $4.36 per share. The options vest over a two-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.